SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                            (AMENDMENT NO. 3)1


                             Objectsoft Corporation
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                                (Name of Issuer)



                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                   674427 40 6
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                                 (CUSIP Number)



                                February 26, 1999
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             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   |_|   Rule 13d-1(b)
   |X|   Rule 13d-1(c)
   |_|   Rule 13d-1(d)

--------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.    674427 40 6                         13G       PAGE  2  OF  3  PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                     DAVID E.Y. SARNA
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) |_|
                                                                      (b) |_|
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    3       SEC USE ONLY

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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

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      NUMBER OF            5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 189,831
       OWNED BY            -----------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON
         WITH                        0
                           -----------------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                  189,831

                           -----------------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                     0
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    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     189,831

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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           |_|

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11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     4.4 %

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12          TYPE OF REPORTING PERSON*

                     IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP NO.    674427 40 6                         13G       PAGE  3  OF  3  PAGES
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         Except as to Items 4 and 5, no change has occurred  with respect to the answer to any items of this Schedule from the information last reported in respect of such item:

         Item 4(a)         Amount Beneficially Owned As of December 31, 1999:

                                    189,831 shares. Includes 25,000 shares owned
                           by a family trust established by the reporting person, of which the reporting person has retained no right of revocation. One of the trustees of the trust, Rachel Sarna, is the wife of the reporting person. Dr. Sarna has sole voting power, and shared dispositive power with the other trustee of the trust. The reporting person is not a trustee of the trust. The reporting person disclaims any beneficial ownership of the shares of common stock of the issuer owned by the trust.

                                    Includes  90,834 shares which are subject to
                           currently exercisable options held by the reporting person and 4,166 shares which the reporting person may acquire pursuant to a stock option exercisable as of February 26, 2000. Excludes 11,666 shares the reporting person may acquire pursuant to a stock option exercisable as of December 9, 2000. Also excludes 450,000 shares the reporting person may acquire pursuant to a performance option which is exercisable, in tranches, upon achievement of certain performance goals. If any performance goal is not achieved by December 9, 2002, the portion of the option relating to that performance goal will expire.

         Item 4(b)         Percent of Class:  4.4%

         Item 4(c)         Number of share as to which such person has:

                           (i)      sole  power to vote or to  direct  the vote:
                                    189,831
                           (ii)     shared  power to vote or to direct the vote:
                                    0
                           (iii) sole power to dispose or to direct the disposition of: 189,831
                           (iv) shared power to dispose or to direct the disposition of: 0

         Item 5            Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   February 10, 2000

                                                   By:  /s/ David E.Y. Sarna
                                                        ------------------------
                                                        Name:  David E.Y. Sarna